August 7, 2008	Trading Symbol: TSX-V - HNC

Hard Creek Nickel Corporation
STOCK OPTIONS GRANTED

(VANCOUVER) - Hard Creek Nickel Corporation (the "Company") (TSX.V - HNC) today announces that pursuant to its Stock Option Plan, approved by the TSX Venture Exchange on June 4, 2007, the Company will be granting 310,000 stock options to certain Consultants and Employees, exercisable at $1.00 per share, expiring July 22, 2013.

On behalf of the Board of Directors of Hard Creek Nickel Corporation,

"Mark Jarvis"

Mark Jarvis, President

HARD CREEK NICKEL CORPORATION

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com